Filed Pursuant to Rule 433

Registration Statement No. 333-132980

Issuer Free Writing Prospectus dated April 4, 2007

Relating to Prospectus dated April 4, 2006

Digital Realty Trust, Inc.

4.375% SERIES C CUMULATIVE CONVERTIBLE PREFERRED SHARES

(LIQUIDATION PREFERENCE $25.00 PER SHARE)

FINAL TERMS AND CONDITIONS

Issuer:	Digital Realty Trust, Inc.

Trade date:	April 4, 2007

Settlement date:	April 10, 2007

Number of underwritten securities to be sold by the Issuer:	7,000,000 shares

Number of option securities to be sold by the Issuer:	1,050,000 shares

Total offering size:	$175,000,000

Maximum over-allotment amount:	$26,250,000

Dividend rate:	4.375%

Liquidation Preference:	$25.00

Public offering price:	Variable

Price per share to the underwriter:	$24.25

Estimated net proceeds to Issuer:	$169.1 million, after deducting the underwriting discounts and other estimated expenses of $650,000 ($194.6 million if the underwriter’s over-allotment option is exercised in full).

Use of proceeds:	We intend to contribute the net proceeds from this offering to our operating partnership, which will subsequently use the net proceeds from the offering to temporarily repay borrowings under our unsecured credit facility, to fund acquisitions, to fund redevelopment activities and for general corporate purposes.

First dividend:	$0.246094 per share, scheduled to be paid on June 30, 2007

Dividend amount:	$1.09375 per share per year

Conversion price:	$48.41

Conversion rate:	0.5164

Conversion premium:	20%

Conversion rate cap:	In the event of an adjustment to the conversion rate pursuant to paragraphs (4) and (5) under “Description of Series C Preferred
Stock—Conversion Rate Adjustments,” in no event will the
conversion rate exceed 0.6197 shares of the Company’s
common stock per $25.00 liquidation preference, subject to
adjustment pursuant to paragraphs (1), (2) and (3) thereof.

Company Conversion Option:	On or after April 10, 2012, we may exercise the Company Conversion Option only if the closing sale price per share of our common stock equals or exceeds 130% of the then-applicable conversion price of the Series C Convertible Preferred Stock for at least 20 trading days in a period of 30 consecutive trading days (including the last trading day of such period) ending on the trading day immediately prior to our issuance of a press release announcing the exercise of the Company Conversion Option.

Adjustment to Conversion Rate Upon Certain Fundamental Changes:	The following table sets forth the number of additional common shares per $25.00 liquidation preference per share of Series C Convertible Preferred Stock that will be issued as a make-whole premium under certain circumstances:

Number of Additional Common Shares Issuable per $25.00 Liquidation Preference

Common Stock Share Price

Effective Date	$40.34	$45.00	$50.00	$55.00	$60.00	$65.00	$70.00	$75.00	$80.00	$85.00	$90.00
April 10, 2007	0.1033	0.0784	0.0573	0.0416	0.0297	0.0208	0.0141	0.0091	0.0054	0.0028	0.0011
March 31, 2008	0.1033	0.0768	0.0557	0.0401	0.0284	0.0197	0.0132	0.0083	0.0049	0.0024	0.0008
March 31, 2009	0.1033	0.0746	0.0535	0.0379	0.0265	0.0180	0.0118	0.0072	0.0040	0.0018	0.0004
March 31, 2010	0.1033	0.0721	0.0507	0.0351	0.0237	0.0155	0.0097	0.0056	0.0028	0.0010	0.0000
March 31, 2011	0.1033	0.0698	0.0474	0.0311	0.0196	0.0117	0.0064	0.0030	0.0010	0.0000	0.0000
March 31, 2012	0.1033	0.0693	0.0459	0.0281	0.0143	0.0059	0.0019	0.0000	0.0000	0.0000	0.0000
March 31, 2013	0.1033	0.0693	0.0459	0.0281	0.0143	0.0053	0.0019	0.0000	0.0000	0.0000	0.0000
March 31, 2014	0.1033	0.0693	0.0459	0.0281	0.0143	0.0053	0.0019	0.0000	0.0000	0.0000	0.0000
April 10, 2014	0.1033	0.0693	0.0459	0.0281	0.0143	0.0053	0.0019	0.0000	0.0000	0.0000	0.0000

The exact applicable share price and effective date may not be set forth in the table above, in which case:

•

if the actual applicable share price is between two applicable prices listed in the table above, or the actual effective date is between two dates listed in the table above, we will determine the number of additional shares by linear interpolation between the numbers of additional shares set forth for the two applicable prices, or for the two dates based on a 365-day year, as applicable;

•

if the actual applicable price is greater than $90.00 per share (subject to adjustment), we will not increase the conversion rate as described above and no additional shares will be issuable upon conversion; and

•

if the actual applicable price is less than $40.34 per share (subject to adjustment), we will not increase the conversion rate as described above and no additional shares will be issuable upon conversion.

However, the Company will not increase the conversion rate as described above to the extent the increase will cause the conversion rate to exceed 0.6197 (subject to adjustment).

Special Conversion Right upon a Fundamental Change:	On or prior to April 10, 2014, in the event of a Fundamental
Change when the applicable price of our common stock
described in the table above under “Adjustment to Conversion
Rate Upon Certain Fundamental Changes” is less than $48.41
per share, then each holder of Series C Convertible Preferred
Stock will have the special right to convert some or all of its
Series C Convertible Preferred Stock into our common stock
at the Fundamental Change Conversion Rate as described in the preliminary prospectus supplement.

Pro forma as adjusted numbers as of December 31, 2006 ($ in thousands):

•        Notes payable under unsecured credit facility: $0

•        4.375% series C cumulative convertible preferred stock offered hereby: $169,100

•        Total stockholders’ equity: $878,872

•        Total capitalization: $1,994,474

•        Ratio of earnings to fixed charges: 1.75

•        Ratio of earnings to fixed charges and preferred dividends: 1.18

United States Federal Income Tax Considerations:	Under certain circumstances, the Company may redeem or repurchase the series C preferred stock for an amount greater than its issue price. The Company intends to take the position that the preferred stock is not issued with a redemption premium as a result of such rights and that any payments of such additional amounts should be taxable to a holder of series C preferred stock as additional income or gain when received or accrued, in accordance with such holder’s method of accounting. This position is based in part on the assumption that any such premium is solely in the nature of a penalty for premature redemption or, as of the issue date of the series C preferred stock, the possibility that the Company will redeem or repurchase shares of series C preferred stock is not “more likely than not” to occur within the meaning of applicable Treasury Regulations. However, the IRS may take a contrary position from that described above, which could affect the timing and character of a holder’s income on the series C preferred stock.

CUSIP:	253868 509

Sole Bookrunner:	Credit Suisse Securities (USA) LLC

This communication is intended for the sole use of the person to whom it is provided by the sender.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-866-500-5408.

Dated: April 4, 2007

ANY DISCLAIMER OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.

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